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NS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING AMENDMENT

UNILEVER PLC

Released 13:14:32 21 February 2025

RNS Number : 0750Y
Unilever PLC
21 February 2025

The following amendment has been made to the announcement titled 'Director/PD released on 17 February 2025 at 17:00 under RNS No: 4135X:

This announcement is a corrective statement of the announcement made on 17 February 2025. The under the PSP for Esi Bracey had been overstated, and the number of shares vesting under the PSP f understated. The only changes from the original statement are those relating to Esi Bracey and Fabi: in the announcement made on 17 February 2025 remain the same. The announcements for Esi Brac the correct figures are therefore restated below.

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Fabian Garcia
2	**Reason for the notification**	
a)	Position/status	Business Group President, Personal Care (a member c Unilever Leadership Executive)
b)	Initial notification /Amendment	Amendment Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac transaction; (iii) each date; and (iv) each place where transactions have been conducted**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 17,832.845 PLC ADR shares (Vesting of PSP awa
c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>$55.96</td><td>17,832.845</td></tr></table>
e)	Aggregated information - Volume - Total	 17,832.845 $997,926.01
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely asso**	
a)	Name	Esi Bracey
2	**Reason for the notification**	
a)	Position/status	Chief Growth and Marketing Officer (a member of U Leadership Executive)
b)	Initial notification /Amendment	Amendment Notification

3	**Details of the issuer, emission allowance market participant, auction platform, au or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument each type of transaction; (iii) each date; and (iv) each place where transactions ha conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 13,276.290 PLC ADR shares (Vesting of PSP a shares)
c)	Currency	USD - United States Dollar
d)	Price(s) and volume(s)	Price(s): $55.96 Volume(s): 13,276.290
e)	Aggregated information - Volume - Total	 13,276.290 $742,941.19
f)	Date of the transaction	2025/02/13
g)	Place of the transaction	New York Stock Exchange - XNYS

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